UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2024.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SQM THIRD QUARTER 2024
EARNINGS CONFERENCE CALL

Santiago, Chile, November 20, 2024 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B, the “Company”), held a conference call today to discuss its third quarter 2024 results. The following items were discussed by executive management as part of the conference call:

CEO remarks: "We have published our third quarter 2024 financial results with positive volume growth in almost all of our business lines compared to last year. Specialty Plant Nutrition has shown solid dynamics with a market size recovery. Volumes in this business line grew more than 20% year-on-year, increasing our revenues by more than 12%, despite lower prices seen during this period. We are positive in the specialty fertilizer market and foresee stable price behavior in the mid-term.

In Iodine, we have observed a subtle but continued price increase since the beginning of the year. We believe that strong demand growth and limited supply could lead to slight price increases in the coming quarters. We continue to work hard in several projects that should increase our production efficiency and the seawater pipeline, which will enable us to increase capacity, is moving on schedule.

In lithium, we are proud that we posted our first revenues coming from Mt Holland and today begins our first spodumene concentrate bidding event. With this initiative, SQM International Lithium expects to promote fair and more transparent pricing information enhancing the lithium market efficiency. The refinery is under commissioning and scheduled to start operating in mid-2025.

Regarding our lithium sales, we reported sales volumes of more than 51 thousand metric tons of lithium products, an 18% growth year-on-year, demonstrating strong demand in the market. As anticipated, prices during the third quarter continued their downward trend, with average realized prices 24% lower than the second quarter this year. Although demand continues to grow at a strong pace, mainly driven by strong EV sales growth in China, we continue to see the prices pressured by a temporary oversupply which has been decreasing considering the production curtailment announced by other market players.

We believe current market prices are far from equilibrium given the fact that demand keeps on growing at a strong pace, while current prices are significantly below the incentive price required for projects announced by different players in the market.

Our more than 30-year track record in the lithium industry has proved that we have a long-term view in this business, and therefore, we strongly believe in the lithium market and its fundamentals which are highly related to the clean energy transition that we are living. SQM is in a strong competitive position and well prepared to continue developing our projects in Chile and abroad to harvest the benefits of this transition."

Then there was an open line for Questions & Answers, were the following matters were discussed:

•Lithium 2024 sales guidance: expecting to reach sales volumes for 195,000 metric tons of lithium products.
•Lithium expectations for 2025: Planning to increase sales volumes in line with increasing production. We are not planning production curtailments.
•Mt Holland:
◦2024 production volumes in the range of 110,000-130,000 tons of spodumene concentrate (5.5% lithium oxide content) that is SQM portion (so full Joint Venture is the double of that range).
◦2025 estimates production volumes in the range of 160,000-190,000 tons of spodumene concentrate (SQM portion)

◦Started commisioning of Kwinana refinery with a total plant capacity of 50,000 metric tons of lithium hydroxide per year (50,000 is the 100%, so SQM portion (50%) is 25,000). Comissioning is today 41% completed.
◦3Q2024 sales of 900 metric tons of lithium hydroxide.
◦4Q2024 expected sales in a range of 1,000-1,200 of lithium hydroxide.

•Lithium Market: We expect that lithium demand to surpass over 1.1 million this year and more than 20% higher than last year. For the remainder of the decade, we expect that lithium demand could reach around 3 million tons. And we maintain a forecast of 16% to 18% growth on a yearly basis for the next five years. The main driver of the lithium demand growth, is the electric vehicle (EV) market and the EV is more concentrated -- concentrates more than 70% of the global lithium demand today. And that share, could increase to over 80% by the end of this decade. The EV penetration right now is roughly 20%, and we expect that to reach by 50% by the 2030. Out of that demand, China concentrates close to 80% of the demand, and EV sales in China could surpass more than 11 million units this year and 17 million globally when thinking about EVs in 2024. In terms of the global supply, we expect that to continue growing aligned with the demand, with some new projects potentially being disincentivize those announced by some of our competitors if price remain at the current levels.

•SQM Salar (Chile and China) 2024 production: 210,000 metric tons. That means 180,000 metric tons produced in our Chemical plant in Chile plus 30,000 metric tons from China (Dixin plant + tolling).

•SQM Salar (Chile and China) 2025 estimated production: 230,000 metric tons. 2025 sales could be aligned with that increase.

•Iodine:
◦Estimated 2024 market size: 38,000-39,000 metric tons
◦Estimated contrast media market growth: around 5-6% per year for the rest of the decade.
◦Estimated 2024 demand growth: around 7%
◦Estimated 2025 demand growth: around 2.5%
◦Estimated 2025 sales volumes: similar to 2024 sales volumes.
◦Supply/Demand balance: we may expect some new supply coming from competitors during the second half of 2025 and also expect some new supply in 2026 which we believe it would not be enough to reach the increase in market demand. So we expect strong demand and strong prices in the next couple of years due to that imbalance.

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes / gerardo.illanes@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com
Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the implementation of the MoU and potential partnership with Codelco, the development of Salar Futuro Project, Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: November 20, 2024	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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